Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces Fourth Quarter 2019 Financial Results

BEIJING, China, April 3, 2020 - Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) (NYSE: XIN), an NYSE-listed real estate developer and property manager operating primarily in China and in the U.S., today announced its unaudited financial results for the fourth quarter ended December 31, 2019.

Full Year 2019 Highlights

•	Total revenue increased 11.9% to US$2.5 billion from US$2.2 billion in 2018.

•	For the year ended December 31, 2019, contract sales decreased 6.2% to US$2.1 billion from US$2.3 billion in 2018. In RMB terms, contract sales in 2019 decreased 2.2% to RMB14.6 billion yuan from RMB15.0 billion yuan in 2018. GFA sales increased 7.1% to 1,142,149 square meters from 1,066,192 square meters in 2018.

•	Gross profit was US$560.3 million, or 22.6% of revenue in 2019, compared to a gross profit of US$615.5 million, or 27.8% of revenue in 2018.

•	SG&A expenses were US$250.4 million, or 10.1% of revenue in 2019, compared to US$240 million, or 10.8% of revenue in 2018.

•	Net income was US$83.0 million in 2019 compared to US$106.0 million in 2018. Diluted earnings per ADS were US$1.20 in 2019 compared to US$1.14 per ADS in 2018.

•	On October 11, 2019, the property management service entity of Xinyuan, Xinyuan Property Management Service (Cayman) Ltd. has been listed on the main board of Hong Kong Stock Exchange, under code 01895.HK.

Fourth Quarter 2019 Highlights

•	Total revenue was US$906.7 million in the fourth quarter of 2019 compared to US$1,092.2 million in the fourth quarter of 2018 and US$497.6 million in the third quarter of 2019.

•	Net income was US$39.6 million in the fourth quarter of 2019 compared to US$104.1 million in the fourth quarter of 2018 and US$5.4 million in the third quarter of 2019.

•	Diluted net earnings per ADS attributable to shareholders were US$0.62 in the fourth quarter of 2019 compared to US$1.13 in the fourth quarter of 2018 and US$0.07 in the third quarter of 2019.

Mr. Yong Zhang, Xinyuan’s Chairman, stated, “Industry conditions remained challenging during the fourth quarter, but solid execution of our strategy enabled us to sustain an attractive level of profitability. Our growth strategy is sound. We build attractive homes for our customers by more tightly integrating real estate and technology. We believe our innovative business model and ability to execute will further differentiate us in the market and enable robust growth going forward.”

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Mr. Zhang continued, “On October 11, 2019, our property management service subsidiary has been listed on the main board of HKEX, which we anticipate will contribute to strengthen our core real estate business. For the year 2019, Xinyuan was again ranked in the Top 100 Chinese Real Estate Developers, an important benchmark for evaluating our operating strength and industry status. We are proud to have achieved this ranking for 15 consecutive years. Furthermore, we were also recently honored with the designation as a ‘Top 5 Innovative Chinese Real Estate Developers’. That designation reflects our continual effort to improve our operations and further solidifies our position as one of the leading real estate developers in China.

“We started 2020 in a challenging environment due to the COVID-19 outbreak, which has adversely affected our first quarter sales. The most immediate impact was the closure of sales and construction sites. At the moment, China has contained the spread of the virus, and by the end of March 2020, all of our construction and sales sites have re-opened, except our Wuhan project, and we are striving to resume full operations.”

Mr. Zhang concluded, “Although our business is experiencing short-term turbulence due to the virus outbreak, we are confident that consumer demand will rebound as the virus has been contained in China. We are optimistic about the long-term strength of the Chinese economy and the growth potential of China’s real estate industry.”

Fourth Quarter 2019 Financial Results

Contract Sales

Contract sales in China totaled US$653.6 million in the fourth quarter compared to US$724.0 million in the fourth quarter of 2018 and US$504.8 million in the third quarter of 2019.

The Company’s GFA sales in China were 356,900 square meters in the fourth quarter of 2019 compared to 355,609 square meters in the fourth quarter of 2018 and 255,600 square meters in the third quarter of 2019.

The average selling price (“ASP”) per square meter sold in China was RMB12,628 (US$1,831) in the fourth quarter of 2019 compared to RMB13,461 (US$2,036) in the fourth quarter of 2018 and RMB13,531 (US$1,975) in the third quarter of 2019.

The Company commenced pre-sales of one new project in the fourth quarter of 2019, Foshan Xinchuang AI International Science and Technology Innovation Valley. The presales contributed 3.0% and 3.6% of total contract sales and total GFA sales, respectively.

Breakdown of GFA Sales and ASPs by Project in China

Project	Q4 2018		Q3 2019		Q4 2019
	GFA	ASP	GFA	ASP	GFA	ASP
	(m2, 000s)	(RMB)	(m2, 000s)	(RMB)	(m2, 000s)	(RMB)
Xingyang Splendid II	0.7	10,354	0.4	13,048	0.2	7,667
Jinan Royal Palace	1.4	9,548	2.2	16,483	2.0	11,432
Xuzhou Colorful City	1.9	29,363	0.4	12,453	-0.1	14,000
Sanya Yazhou Bay No.1	0.2	4,995	0.4	24,890	12.8	14,411

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Xi’an Metropolitan	1.7	10,592	0.1	12,845	1.9	10,909
Jinan Xin Central	3.6	16,789	0.4	12,926	2.9	10,382
Henan Xin Central I	-	-	-	-	0.5	23,764
Zhengzhou Fancy City I	0.2	16,081	-	-	-	-
Tianjin Spring Royal Palace I	0.3	-	0.3	11,468	-	-
Zhengzhou International New City I	0.2	25,544	5.9	14,784	6.2	19,541
Xingyang Splendid III	1.1	7,779	0.8	16,498	1.5	13,652
Zhengzhou International New City II	0.6	-	1.9	17,817	4.4	22,965
Zhengzhou Fancy City II (North)	4.9	12,569	4.3	9,148	6.7	9,594
Tianjin Spring Royal Palace II	15.3	13,583	8.1	13,403	1.4	12,615
Zhengzhou International New City III D	-	9,987	0.1	14,446	0.9	23,353
Zhengzhou Hangmei International Wisdom City I	15.9	7,115	0.5	6,968	0.8	6,699
Zhengzhou International New City III B	10.4	13,561	0.1	13,874	0.1	12,947
Changsha Furong Thriving Family	3.4	9,915	0.2	9,568	-0.1	9,730
Chengdu Xinyuan City	67.0	9,961	6.1	7,210	80.0	10,499
Kunshan Xinyu Jiayuan	10.6	25,963	5.6	23,878	6.4	23,443
Xingyang Splendid IV	6.1	7,455	7.9	7,629	30.9	7,789
Suzhou Suhe Bay *	14.4	21,536	-	-	-	-
Zhengzhou Hangmei International Wisdom City II	14.2	7,313	9.2	7,391	4.7	7,332
Qingdao Royal Dragon Bay	20.5	21,099	6.9	22,162	21.5	19,769
Jinan Royal Spring Bay	18.2	9,160	5.8	8,547	16.0	8,596
Xinyuan Golden Water View City-Zhengzhou	32.6	19,026	1.3	24,217	13.5	21,629
Zhengzhou Fancy City III	16.8	12,850	11.5	13,221	16.5	12,183
Zhengzhou International New City III C	28.6	11,062	4.6	13,157	3.3	10,527
Zhengzhou International New City IV A12	9.3	14,109	85.6	14,325	24.7	16,598
Zhengzhou International New City IV B10	-	-	12.5	9,996	15.3	10,157
Suzhou Galaxy Bay	24.3	13,868	10.8	14,591	0.6	19,157
Suzhou Gusu Shade I	0.1	36,692	1.6	37,563	0.4	30,076
Dalian International Health Technology Town I	0.9	14,212	19.6	9,349	12.1	9,606
Xingyang Splendid V	-	-	18.4	7,635	22.8	7,647
Suzhou Gusu Shade II **	-	-	3.4	38,111	2.9	38,330
Zhengzhou International New City V A04	-	-	0.3	12,068	21.8	14,082
Huzhou Silk Town ***	-	-	18.4	16,840	3.5	15,415
Foshan Xinchuang AI International Science and Technology Innovation Valley	-	-	-	-	12.7	10,795
Others	30.2		-	-	5.2	-
Total	355.6	13,461	255.6	13,531	356.9	12,628

* The Company owns a 16.66% equity interest in Suzhou Hengwan Real Estate Co., Ltd., which develops Suzhou Suhe Bay. The Company accounts for its investment under the equity method.

** The Company owns a 19.99% equity interest in Suzhou Litai Real Estate Co., Ltd., which develops Suzhou Gusu Shade II. The Company accounts for its investment under the equity method.

*** The Company owns a 51% equity interest indirectly in Huzhou Xinhong Renju Construction Development Co., Ltd., which develops Huzhou Silk Town. Based on the articles of association, the company cannot exercise control of Huzhou Silk Town, but has the ability to exercise significant influence over Huzhou Silk Town's operating and financial decisions and accounted for it as an equity method investment.

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Revenue

In the fourth quarter of 2019, the Company’s total revenue decreased 17.0% to US$906.7 million from US$1,092.2 million in the fourth quarter of 2018 and increased 82.2% from US$497.6 million in the third quarter of 2019.

Gross Profit

Gross profit for the fourth quarter of 2019 was US$146.5 million, or 16.2% of total revenue, compared to gross profit of US$318.2 million, or 29.1% of total revenue, in the fourth quarter of 2018 and a gross profit of US$123.5 million, or 24.8% of total revenue, in the third quarter of 2019.

Selling, General and Administrative Expenses

SG&A expenses were US$73.8 million for the fourth quarter of 2019 compared to US$105.6 million for the fourth quarter of 2018 and US$57.6 million for the third quarter of 2019. As a percentage of total revenue, SG&A expenses were 8.1% compared to 9.7% in the fourth quarter of 2018 and 11.6% in the third quarter of 2019.

Net Income

Net income for the fourth quarter of 2019 was US$39.6 million compared to US$104.1 million for the fourth quarter of 2018 and US$5.4 million for the third quarter of 2019. Net margin was 4.4% compared to 9.5% in the fourth quarter of 2018 and 1.1% in the third quarter of 2019. Diluted net earnings per ADS were US$0.62 compared to US$1.13 per ADS in the fourth quarter of 2018 and US$0.07 per ADS in the third quarter of 2019.

Balance Sheet

As of December 31, 2019, the Company’s cash and restricted cash (including bank deposit for long-term debt) increased to US$1,102.6 million from US$688.4 million as of September 30, 2019.

Total debt outstanding was US$3,215.1 million, which reflects an increase of US$3.4 million from US$3,211.7 million at the end of the third quarter of 2019.

The balance of the Company’s real estate properties under development at the end of the fourth quarter of 2019 was US$3,254.4 million compared to US$3,589.8 million at the end of the third quarter of 2019.

Real Estate Project Status in China

Below is a summary table of projects that were active and available for sale in the fourth quarter of 2019.

Project	GFA
	(m2, 000s)
	Total Active Projects as of December 31, 2019	Sold as of December 31, 2019	Unsold as of December 31, 2019
Xingyang Splendid II	118.5	98.0	20.5
Jinan Royal Palace	449.6	435.8	13.8
Xuzhou Colorful City	130.8	122.5	8.3
Sanya Yazhou Bay No.1	117.6	101.4	16.2
Xi’an Metropolitan	286.0	271.8	14.2
Jinan Xin Central	194.4	186.8	7.6

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Henan Xin Central I	261.5	253.6	7.9
Zhengzhou Fancy City I	166.7	159.3	7.4
Tianjin Spring Royal Palace I	139.7	131.6	8.1
Zhengzhou International New City I	356.6	350.6	6.0
Xingyang Splendid III	121.1	118.9	2.2
Zhengzhou International New City II	176.0	170.0	6.0
Zhengzhou Fancy City II (North)	108.7	101.9	6.8
Tianjin Spring Royal Palace II	144.6	81.6	63.0
Zhengzhou International New City III D	46.1	45.2	0.9
Zhengzhou Hangmei International Wisdom City I	64.7	56.3	8.4
Zhengzhou International New City III B	118.8	118.0	0.8
Changsha Furong Thriving Family	72.3	72.2	0.1
Chengdu Xinyuan City	741.9	196.0	545.9
Kunshan Xinyu Jiayuan	107.9	54.1	53.8
Xingyang Splendid IV	151.8	60.8	91.0
Suzhou Suhe Bay *	62.6	62.6	-
Zhengzhou Hangmei International Wisdom City II	78.4	37.8	40.6
Qingdao Royal Dragon Bay	156.5	92.9	63.6
Jinan Royal Spring Bay	116.8	46.7	70.1
Xinyuan Golden Water View City-Zhengzhou	331.4	78.1	253.3
Zhengzhou Fancy City III	80.6	73.9	6.7
Zhengzhou International New City III C	82.3	69.4	12.9
Zhengzhou International New City IV A12	199.7	179.3	20.4
Zhengzhou International New City IV B10	92.3	51.2	41.1
Suzhou Galaxy Bay	76.5	72.7	3.8
Suzhou Gusu Shade I	12.0	8.6	3.4
Dalian International Health Technology Town I	103.8	33.0	70.8
Xingyang Splendid V	80.5	54.3	26.2
Suzhou Gusu Shade II **	14.3	6.9	7.4
Zhengzhou International New City V A04	104.9	22.1	82.8
Huzhou Silk Town ***	141.4	21.9	119.5
Foshan Xinchuang AI International Science and Technology Innovation Valley	194.4	12.7	181.7
Others	55.1	-	55.1
Total active projects	6,058.8	4,110.5	1,948.3

* The Company owns a 16.66% equity interest in Suzhou Hengwan Real Estate Co., Ltd.. which develops Suzhou Suhe Bay. The Company accounts for its investment under the equity method.

** The Company owns a 19.99% equity interest in Suzhou Litai Real Estate Co., Ltd., which develops Suzhou Gusu Shade II. The Company accounts for its investment under the equity method.

*** The Company owns a 51% equity interest indirectly in Huzhou Xinhong Renju Construction Development Co., Ltd., which develops Huzhou Silk Town. Based on the articles of association, the company cannot exercise control of Huzhou Silk Town, but has the ability to exercise significant influence over Huzhou Silk Town's operating and financial decisions and accounted for it as an equity method investment.

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As of December 31, 2019, the Company’s total saleable GFA was approximately 4,553,700 square meters for active projects and under planning stage projects in China. Below is a summary of all of the Company’s projects in China:

	Unsold GFA as of December 31, 2019 (m2, 000s)	Pre-sales Scheduled

Tongzhou Xinyuan Royal Palace-Beijing	102.3	To be determined
Xinyuan Chang’an Royal Palace-Xi’an	226.0	To be determined
Zhengzhou International New City Land Bank(all land is grouped together and will be developed gradually)	879.3	To be determined
Zhuhai Xin World	70.0	To be determined
Lingshan Bay Dragon Seal-Qingdao	380.0	To be determined
Zhengzhou Hangmei Project Land Bank(all land is grouped together and will be developed gradually)	181.5	To be determined
Wuhan Hidden Dragon Royal Palace	185.0	To be determined
Dalian International Health Technology Town II	34.4	To be determined
Foshan Xinchuang AI International Science and Technology Innovation Valley II	262.4	To be determined
Taizhou Yihe Yayuan *	127.9	To be determined
Suzhou He'an Garden **	156.6	To be determined

Total projects under planning	2,605.4
Total active projects	1,948.3
Total of all Xinyuan unsold projects in China	4,553.7

* The Company owns 40% equity interest in Taizhou Yiju Real Estate Co., Ltd. which develops Taizhou Yihe Yayuan.

** The Company owns 24% equity interest in Suzhou Kairongchen Real Estate Co., Ltd. which develops Suzhou He'an Garden. The Company accounts for its investment under the equity method. Based on the articles of association, the company cannot exercise control of Suzhou He'an Garden, but has the ability to exercise significant influence over Suzhou He'an Garden 's operating and financial decisions and accounted for it as an equity method investment.

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Update on United States Real Estate Projects

At the Oosten project in Brooklyn, New York City, as of December 31, 2019, a total of 177 units out of 216 units were sold. Total revenue from this project has reached US$260.1 million.

At the Hudson Garden project, BLOOM ON FORTY FIFTH, in the Hell’s Kitchen area of Manhattan, New York City, as of December 31, 2019, the Company had completed superstructure construction, precast concrete facade, and windows installation. During the past year, the project’s design drawings were optimized, increasing the number of residential units from 82 to 92. Of the total sellable 34,903 square feet of retail/commercial space, a total of 28,090 square feet have been leased to the U.S. department store retailer Target for a 20 year term and another 1,910 square feet have been leased to a dermatologist's office for a 15 year lease term.

The construction is currently ahead of schedule and under budget. The building will have 92 condominium units from floors two through seven with a unit mix consisting of 17 studios, 45 one-bedroom units, 24 two-bedroom units, 2 three-bedroom duplex units, 2 three-bedroom pent house units, and 2 four-bedroom duplex units. The onsite sales office and model apartments are expected to be fully furnished during the second quarter 2020 and ready to show to brokers and potential buyers. The residential unit sales strategy started with a first phase launch in China during Q4 2019 in which we exhibited in five Tier 1 and Tier 2 cities, leveraging Xinyuan’s own client database and established third-party channels. The second phase will start in New York City in the second quarter 2020.

At the RKO project in Flushing, New York City, the Company continued to execute on the planning, governmental approvals, and pre-development activities. As of December 31, 2019, we have engaged GKV Architects to develop new architectural plans, and completed the schematic design for the condo and hotel mixed-use development.

Update on the United Kingdom Real Estate Project

During the fourth quarter of 2019, construction progressed as on schedule on the Madison project in London. Cladding to the building was completed in the period, and the internal fit out continues to progress well. The project remains on course for completion in 2020.

Of the 423 residential units in The Madison, all of the 104 Affordable Housing apartments have been pre-sold to a regulated affordable housing provider. Of the remaining 319 apartments, 135 apartments have been sold.

Business Outlook

The company expects 2020 contract sales of 20 to 22 billion RMB, with consolidated net income similar to 2019.

However, the above outlook is based on information available as of the date of this press release and reflects the Company’s current expectations, which may be subject to change in light of uncertainties and situations related to how COVID-19 develops.

Conference Call Information

The Company will hold a conference call at 8:00am ET on April 3, 2020, to discuss its fourth quarter 2019 results. Listeners may access the call by dialing:

US Toll Free: 1-800-263-0877

Toll/International: 1-323-794-2094

China National: 4001 209101

Hong Kong Toll Free: 800 961 105

United Kingdom Toll Free: 0800 358 6377

A webcast will also be available through the Company's investor relations website at http://ir.xyre.com.

A replay of the conference call may be accessed by phone at the following numbers until April 10, 2020:

US: 1-844-512-2921

International: 1-412-317-6671

Access code: 7859451

A live and archived webcast of the conference call will be available at http://ir.xyre.com.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. ("Xinyuan") is an NYSE-listed real estate developer and property manager primarily in China and in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Zhengzhou, Jinan, Xi'an, and Suzhou, among others. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York City. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

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Forward Looking Statements

Certain statements in this press release constitute “forward-looking statements”. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about estimated financial performance and sales performance and activity, among others, and can generally be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter successfully into new geographic markets and new business lines and expand our operations; the impact of the COVID-19 pandemic on the real estate markets and economies of the cities and countries in which we operate; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2018. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to year-end audit adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

For more information, please contact:

Xinyuan Real Estate Co., Ltd.
Mr. Charles Wang
Investor Relations Director
Tel: +86 (10) 8588-9376
Email: irteam@xyre.com

The Blueshirt Group

In U.S.: Ms. Julia Qian

Email: Julia@blueshirtgroup.com

In China: Ms. Susie Wang
Mobile: +86 (138) 1081-7475
Email:  susie@blueshirtgroup.com

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Three months ended
	December 31,	September 30,	December 31,
	2019	2019	2018
	(unaudited)	(unaudited)	(unaudited)

Total revenue	906,703	497,638	1,092,162

Total costs of revenue	(760,161)	(374,134)	(773,943)
Gross profit	146,542	123,504	318,219

Selling and distribution expenses	(25,655)	(21,067)	(45,000)
General and administrative expenses	(48,144)	(36,556)	(60,562)

Operating income	72,743	65,881	212,657

Interest income	38,200	4,245	9,692
Interest expense	(29,747)	(31,338)	(22,980)
Net realized (loss)/gain on short-term investments	(1,060)	3,297	(7,237)
Unrealized (loss) /gain on short-term investments	(1,651)	(811)	3,208
Other income	129	6,493	3,014
Net gain/(loss) on debt extinguishment	235	(2,272)	(21,444)
Exchange gain/(loss)	1,088	(7,655)	652
Share of gain/(loss) of equity investees	28	(2,142)	(2,605)

Income from operations before income taxes	79,965	35,698	174,957

Income taxes	(40,392)	(30,256)	(70,845)

Net income	39,573	5,442	104,112
Net income attributable to non-controlling interest	(5,634)	(1,298)	(34,009)
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	33,939	4,144	70,103

Earnings per ADS:
Basic	0.62	0.07	1.15
Diluted	0.62	0.07	1.13
ADS used in computation:
Basic	54,774	56,329	60,957
Diluted	54,936	56,624	61,894

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Twelve months ended
	December 31,	December 31,
	2019	2018
	(unaudited)	(audited)

Total revenue	2,482,633	2,217,551

Total costs of revenue	(1,922,323)	(1,602,073)
Gross profit	560,310	615,478

Selling and distribution expenses	(86,761)	(83,592)
General and administrative expenses	(163,687)	(156,456)

Operating income	309,862	375,430

Interest income	51,494	31,226
Interest expense	(113,775)	(99,246)
Net realized gain/ (loss) on short-term investments	3,075	(3,407)
Unrealized (loss)/gain on short-term investments	(1,624)	1,150
Other income	5,849	1,742
Net loss on debt extinguishment	(8,581)	(21,444)
Exchange loss	(7,376)	(25,678)
Share of loss of equity investees	(5,416)	(9,374)

Income from operations before income taxes	233,508	250,399

Income taxes	(150,478)	(144,447)

Net income	83,030	105,952
Net income attributable to non-controlling interest	(14,684)	(32,917)
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	68,346	73,035

Earnings per ADS:
Basic	1.20	1.14
Diluted	1.20	1.14
ADS used in computation:
Basic	56,741	63,565
Diluted	57,050	64,570

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	December 31,	September 30,	December 31,
	2019	2019	2018
	(unaudited)	(unaudited)	(audited)
ASSETS
Current assets
Cash and restricted cash	989,587	547,975	1,186,017
Short-term investments	5,596	27	8,442
Accounts receivable	97,912	61,812	64,130
Other receivables	287,300	150,637	166,633
Deposits for land use rights	26,375	-	42,254
Other deposits and prepayments	277,463	321,107	257,288
Advances to suppliers	44,358	52,649	46,983
Real estate properties development completed	458,205	461,419	632,360
Real estate properties under development	3,254,388	3,589,814	4,068,716
Amounts due from related parties	200,758	317,151	216,184
Amounts due from employees	2,351	2,656	1,694
Other current assets	772	4,771	520

Total current assets	5,645,065	5,510,018	6,691,221

Bank deposit for long-term debt	112,998	140,392	-
Real estate properties held for lease, net	515,869	428,737	302,764
Property and equipment, net	43,004	43,394	38,114
Long-term investment	613,620	578,733	564,340
Deferred tax assets	260,153	205,633	230,453
Deposits for land use rights and properties	32,969	21,208	21,855
Amounts due from related parties	82,687	24,587	26,122
Contract assets	23,093	21,118	21,779
Right-of-use assets	11,801	11,252	-
Other assets	80,405	121,355	137,063

TOTAL ASSETS	7,421,664	7,106,427	8,033,711

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	December 31,	September 30,	December 31,
	2019	2019	2018
	(unaudited)	(unaudited)	(audited)
LIABILITIES AND
SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and notes payable	1,166,660	782,573	790,631
Short-term bank loans and other debt	73,419	28,383	43,711
Customer deposits	1,106,099	1,367,391	1,921,851
Income tax payable	298,228	165,489	213,273
Other payables and accrued liabilities	323,164	297,603	341,108
Payroll and welfare payable	24,224	18,717	33,752
Current portion of long-term bank loans and other debt	1,418,955	981,182	1,647,918
Lease liability, current portion	11,284	11,878	6,562
Mandatorily redeemable non-controlling interests	8,857	7,852	22,559
Amounts due to related parties	53,682	31,088	48,502

Total current liabilities	4,484,572	3,692,156	5,069,867

Non-current liabilities
Long-term bank loans	686,065	801,733	720,039
Other long-term debt	1,036,691	1,400,396	1,040,455
Deferred tax liabilities	338,593	403,125	370,509
Unrecognized tax benefits	73,605	59,820	45,939
Lease liability	10,187	10,805	10,015
Amounts due to related parties	-	28,764	31,242

TOTAL LIABILITIES	6,629,713	6,396,799	7,288,066

Shareholders’ equity
Common shares	16	16	16
Treasury shares	(113,720)	(108,582)	(87,639)
Additional paid-in capital	543,291	531,549	532,117
Statutory reserves	175,008	166,501	166,496
Retained earnings	135,873	115,593	99,502
Accumulated other comprehensive loss	(50,167)	(66,261)	(30,122)
Total Xinyuan Real Estate Co., Ltd. shareholders’ equity	690,301	638,816	680,370
Non-controlling interest	101,650	70,812	65,275
Total equity	791,951	709,628	745,645

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,421,664	7,106,427	8,033,711

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